Supplement dated January 16, 2008 relating to Registration Statement No. 333-131266 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS

Supplement dated January 16, 2008 to:

•	Amendment No. 1 dated December 21, 2006 to Prospectus Supplement for High Income Trigger Securities and
•	Prospectus Supplement for Reverse Convertible Securities dated March 2, 2007

Morgan Stanley will, and other of its affiliates may, use this Supplement and either of the above prospectus supplements (each a “Product Supplement”) together with any free writing prospectus or pricing supplement, in connection with offerings of, or market-making transactions in, certain senior securities of Morgan Stanley offered as part of our Series F medium-term notes (the “Covered Securities”) that will be issued, or were originally issued, under one of the above Product Supplements.

When either of the above Product Supplements is used in connection with offerings or market-making transactions involving a Covered Security, you should take into account the additional tax disclosure described below.  You should read the applicable Product Supplement listed above, as supplemented by this Supplement, together with any related free writing prospectus or pricing supplement, which describe the specific terms of the Covered Securities.

Additional Tax Disclosure

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The tax consequences of an investment in the Covered Securities may well be affected by future guidance, if any, relating to questions posed in the notice, even though it is not clear whether the Covered Securities are encompassed in the notice’s description of a typical prepaid forward contract.  The notice focuses in particular on whether to require holders of instruments such as the Covered Securities to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked;  the degree, if any, to which any income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the Covered Securities, possibly on a retroactive basis.  Notwithstanding the foregoing, absent a change of law or any formal or informal guidance by the Treasury Department or IRS, we will continue to treat, under current law, the Covered Securities for U.S. federal income tax purposes as stated in the applicable Product Supplement and the related free writing prospectus or pricing supplement for the Covered Securities.  Non-U.S. Holders should note that while we currently do not intend to withhold on any of the payments made with respect to the Covered Securities, we may decide to withhold on payments made with respect to the Covered Securities if there is a change of law or any other guidance.  Further, we will not be required to pay any additional amounts with respect to the amounts withheld.  Both U.S. and non-U.S. persons considering an investment in the Covered Securities should consult their tax advisers regarding the notice and its potential implications for an investment in the Covered Securities.